# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLOTTE'S WEB HOLDINGS, INC., CIK 0001750155
CUSIP: 16106R109
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 700 TECH COURT, LOUISVILLE, Colorado (CO), 80027
Date of event which requires filing of this statement: 03/30/2026
Filed by CIK 0001848200
Persons authorized to receive notices and communications: Anthony B. Petitt, 401 North Main Street, Winston-Salem, North Carolina (NC), 27010, (302) 656-1950

## Reporting persons
- BT DE Investments Inc. (CIK 0001848200): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 39,920,988; sole dispositive power 0; shared dispositive power 39,920,988; aggregate amount beneficially owned 39,920,988 (19.9% of the class)
  Comment: Row 13 is based on 199,604,941 common shares, no par value ("Common Shares"), of Charlotte's Web Holdings, Inc. (the "Issuer"), comprised of (a) 159,683,953 Common Shares outstanding as of the date of the Subscription Agreement (as defined below) as represented to the Reporting Person by the Issuer plus (b) 39,920,988 Common Shares issuable upon full conversion of the Convertible Debenture (as defined below), including accrued and unpaid interest thereon as of the date of the Subscription Agreement. If the completion of the Investment (as defined below) were to have occurred on the date hereof, the Reporting Person would beneficially own 110,041,915 Common Shares, which would represent 40.8% of the issued and outstanding Common Shares on a non-diluted basis based on 269,725,868 Common Shares expected to be issued and outstanding on completion of the Investment.
- British American Tobacco p.l.c.: citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 39,920,988; sole dispositive power 0; shared dispositive power 39,920,988; aggregate amount beneficially owned 39,920,988 (19.9% of the class)
  Comment: Row 13 is based on 199,604,941 Common Shares of the Issuer, comprised of (a) 159,683,953 Common Shares outstanding as of the date of the Subscription Agreement as represented to the Reporting Person by the Issuer plus (b) 39,920,988 Common Shares issuable upon full conversion of the Convertible Debenture, including accrued and unpaid interest thereon as of the date of the Subscription Agreement. If the completion of the Investment were to have occurred on the date hereof, the Reporting Person would beneficially own 110,041,915 Common Shares, which would represent 40.8% of the issued and outstanding Common Shares on a non-diluted basis based on 269,725,868 Common Shares expected to be issued and outstanding on completion of the Investment.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: CHARLOTTE'S WEB HOLDINGS, INC.
Address of issuer's principal executive offices: 700 TECH COURT, LOUISVILLE, Colorado (CO), 80027
Comment:
This statement constitutes Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on November 23, 2022 relating to the Common Shares of the Issuer. This Amendment No. 1 amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the meaning assigned to them in the Original Schedule 13D.
The Original Schedule 13D was filed with respect to Common Shares of the Issuer held by BT DE Investments Inc. (the "Purchaser"). The Purchaser is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville Securities Limited, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c. ("BAT"). BAT and the aforementioned wholly owned subsidiaries of BAT are collectively referred to herein as the "BAT Entities".

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 14, 2022, the Purchaser acquired C$75,341,080 aggregate principal amount of a 5.00% senior unsecured convertible debenture due November 14, 2029 (the "Convertible Debenture"), which is convertible, in whole or in part, at any time and from time to time, into Common Shares of the Issuer at a price of C$2.00 per Common Share.

On March 30, 2026, the Purchaser announced its intention to: (i) purchase from the Issuer, on a private placement basis, 14,760,638 Common Shares (collectively, the "Purchased Shares") for C$0.94 per Purchased Share, representing an aggregate purchase price for all of the Purchased Shares of C$13,875,000 (the "Subscription Transaction"), pursuant to a subscription agreement entered into on March 30, 2026 between the Purchaser and the Issuer (the "Subscription Agreement"); and (ii) in connection with and concurrently with the closing of the Subscription Transaction, enter into an agreement with the Issuer with respect to the Convertible Debenture, pursuant to which the Purchaser and the Issuer will agree to amend certain terms of the Convertible Debenture including, among others, the conversion price of the Convertible Debenture to C$0.94 per Common Share and the Purchaser will subsequently convert the outstanding principal and any accrued and unpaid interest thereunder into 95,281,277 Common Shares, effective on the closing of the Subscription Transaction (together with the Subscription Transaction, the "Investment").

On completion of the Investment, the Purchaser will have beneficial ownership of 110,041,915 Common Shares, representing approximately 40.8% of the issued and outstanding Common Shares (calculated on a non-diluted basis) based on 269,725,868 Common Shares expected to be issued and outstanding on completion of the Investment.

In connection with the issuance of the Convertible Debenture on November 14, 2022, the Purchaser and the Issuer entered into an investor rights agreement dated November 14, 2022, which, effective upon completion of the Investment, they have agreed to amend and restate (the "Amended and Restated Investor Rights Agreement"). Pursuant to the Amended and Restated Investor Rights Agreement, the Purchaser will have the right to nominate up to 40% of the board of directors of the Issuer (the "Board"), subject to the Purchaser maintaining certain share ownership thresholds; provided, that in no event shall the Purchaser be entitled to fewer than two nominees. The Purchaser will have the right to nominate one nominee prior to the next meeting of shareholders to elect directors. The Purchaser may, subject to the terms and conditions of its nomination rights, replace its nominee directors from time to time. In addition, the Purchaser will be provided with certain governance rights, so long as it maintains certain share ownership thresholds, including approval rights over certain of the Issuer's actions, pre-emptive rights, top-up rights and customary registration rights. The Purchaser will be entitled to engage with the Board regarding the Issuer's business and prospects. The Amended and Restated Investor Rights Agreement will also include customary standstill provisions for an additional two-year period as well as transfer restrictions for an additional period of 18 months.

The Purchaser will also have the right, so long as it maintains certain share ownership thresholds, to participate in future equity offerings of the Issuer subject to the terms and conditions contained in the Amended and Restated Investor Rights Agreement.

The Purchaser undertook the Investment as part of a strategic investment in the Issuer. The Purchaser intends to review its investment in the Issuer on a continuing basis and may, subject to the terms of the Investor Rights Agreement, depending upon a number of factors including market and other conditions, increase or decrease its beneficial ownership, control, direction or economic exposure over securities of the Issuer through market transactions, private agreements, treasury issuances, exercise of options, convertible securities, derivatives, swaps or otherwise.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference. The descriptions of the Subscription Agreement, the Investor Rights Agreement and the Amended and Restated Investor Rights Agreement are summaries of those agreements and are qualified in their entirety by the full terms and conditions of the Subscription Agreement, the Investor Rights Agreement and the form of the Amended and Restated Investor Rights Agreement (which is included as Schedule C to the Subscription Agreement), respectively, which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Amendment No. 1 is hereby amended to add the following:

99.1 Subscription Agreement, dated as of March 30, 2026, between the Purchaser and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on April 1, 2026).

## Signatures
- BT DE Investments Inc.: /s/ Natalie Bucceri, Natalie Bucceri (04/01/2026)
- British American Tobacco p.l.c.: /s/ Caroline Ferland, Caroline Ferland (04/01/2026)